

March 12, 2013

Via E-mail
Ms. Liat Sossover
Chief Financial Officer
Brainstorm Cell Therapeutics, Inc.
605 Third Avenue, 34th Floor
New York, New York 10158

      Re: Brainstorm Cell Therapeutics, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed on March 4, 2013
               File No. 000-54365

Dear Ms. Sossover:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Daniel Greenspan for

                                Jeffrey P. Riedler
                                Assistant Director

cc: Via E-mail
        Thomas B. Rosedale, Esq.
        BRL Law Group LLC
        425 Boylston Street, 3rd Floor
        Boston, Massachusetts 02116